February 3, 2010

BY FACSIMILE AND EDGAR

Mr. John Hartz

Senior Assistant Chief Accountant

Mail Stop 4631

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-4631

Re: The Valspar Corporation
Form 10-K for the fiscal year ended October 30, 2009
Filed December 18, 2009
File #1-3011

Dear Mr. Hartz,

This letter responds on behalf of the Company to your comment letter to Lori A. Walker dated January 26, 2010 with respect to the filing listed above.  Included below are your comments and the corresponding responses supplied by the Company:

Form 10-K for the fiscal year ended October 30, 2009

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

1.

We note that you disclose various factors that impacted your operations including volume, customer price increases, certain product lines and raw material costs. Please revise future annual and quarterly filings to quantify the impact of the factors you identify, where practicable.

We advise the Staff that we already routinely disclose specific quantification of factors in our analysis when we believe the information is material to our results of operations, as well as when the information is reasonably available and reasonably precise, such as the impact of changes in currency rates, acquisitions and divestitures, and restructuring items. Further, it is our normal practice to list the factors impacting our operating results in order of significance in a manner consistent with our communications to our investors and analysts.

For future filings, we will review our processes and disclosures to determine additional situations in which it is reasonably practicable to include quantification of material factors impacting our results. In those situations, we will quantify the additional factors. However, quantifying  the precise impact (for disclosure purposes) of certain broad factors such as product mix, customer price increases and benefits associated with operational efficiencies is at times impracticable due to the broad assumptions which are often required or the inability to isolate the impact of a particular factor.

Mr. John Hartz

February 3, 2010

Contractual Cash Obligations, page 16

2.

We note that your new credit facilities contain financial covenants. Given the importance of available funding to your business, please revise future annual and quarterly filings to present, for your most significant and restrictive covenants, your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts required as of each reporting date. Such a presentation may allow investors to more easily assess and understand your current status and ability to meet your covenants. See Section I.D and IV.C of the SEC Interpretive Release No. 33-8350.

We have considered guidance in Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 when making disclosures related to our debt covenants. We are not in breach nor are we reasonably likely to be in breach of our debt covenants. Additionally, our debt covenants do not limit, nor are they reasonably likely to limit, our ability to obtain additional debt or equity financing. As disclosed in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our Form 10-K on page 17, we have committed liquidity and cash reserves in excess of our anticipated funding requirements. As a result, we believe the presentation of the actual ratios and other actual amounts compared to the required levels is not required under the standards set forth in Interpretive Release No. 33-8350.

For the Staff’s information, information about the actual ratios and other amounts compared to the required levels is included below (as of fiscal year end of October 30, 2009):

•

Ratio of Consolidated Adjusted Debt to Consolidated Adjusted EBITDA: The ratio of Consolidated Adjusted Debt at any date to Consolidated Adjusted EBITDA for the period of four consecutive Fiscal Quarters ended on or most recently prior to such date will not exceed 3.50 to 1.00.

	o	Actual ratio of 2.44 to 1.00
•

Interest Coverage Ratio: The ratio of Consolidated Adjusted EBITDA for the period of four consecutive Fiscal Quarters ended on or most recently prior to any date of determination to Consolidated Interest Expense at such date will not be less than the ratio of 4.00 to 1.00.

	o	Actual ratio of 7.35 to 1.00

Critical Accounting Policies and Estimates, Valuation of Goodwill and Indefinite-Lived Intangible Assets, page 18

3.

We note that in the first and second sentences of the third paragraph, your disclosures related to intangible assets with “finite” lives are not consistent with your disclosures under accounting policies in your financial statements. Please confirm that you assess intangible assets with “finite” lives as disclosed in your financial statements and revise your disclosures under critical accounting policies in future filings to correct this inconsistency.

We follow the accounting policy to assess intangible assets with “finite” lives as stated in our Notes to Consolidated  Financial Statements (Note 1 on page 28) of our 2009 Form 10-K. We will correct the inconsistency noted by the Staff by revising our disclosure in the Critical Accounting Policies section of our next Form 10-K filing (the third paragraph under Estimates, Valuation of Goodwill and Indefinite-Lived Intangible Assets, page 18) as follows:

Management also evaluates intangible assets with finite lives for impairment at least annually. An impairment loss is recognized whenever events or changes in circumstances indicate the carrying amount of an asset is not recoverable. When reviewing for impairment, assets are grouped and evaluated at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. We consider historical performance and future estimated results in our evaluation of impairment. If the carrying amount of the asset exceeds expected undiscounted future cash flows, we measure the amount of impairment by comparing the carrying amount of the asset to its fair value, generally by discounting expected future cash flows.

Mr. John Hartz

February 3, 2010

Consolidated Financial Statements

Note 14 – Segment Information, page 41

4.

We note that in your Business section, you identify and discuss four product lines in your Coatings segment and two product lines in your Paints segment. In future filings, please disclose revenue by product line as required by FASB ASC 280-10-50-40.

FASB ASC 280-10-50-40 requires us to report the revenues from external customers for each product and service or each group of similar products and services. However, under FASB ASC 280-10-50-38, disclosure of revenue by product line is required only if it is not provided as part of the reportable operating segment information. In our Business section in Part I Item 1 of our Form 10-K under “Products” on page 2, we provide disclosure about our product lines within our Coatings and Paints segments to better describe to the investor what our products are used for and the end users of those products. Each of our product lines is either a paint product or a coating product. The products within each segment are similar, other than the customers’ end use or application. Therefore, we believe the disclosure we have included in Notes to Consolidated Financial Statements (Note 14 on page 41) of our 2009 Form 10-K is appropriate and consistent with FASB ASC 280-10-50-40.

Exhibit Index, page 47

5.

It appears that you have omitted the schedules and exhibits referenced in exhibit 10.15. Please re-file these schedules and exhibits with your next Securities Exchange Act of 1934 filing. See Item 601(b)(10) of Regulation S-K.

In our Form 10-Q for the first quarter of 2010, we will re-file the Three-Year Credit Agreement dated June 30, 2009, this time including all schedules and exhibits.

Exhibits 31.1 and 31.2

6.

In future filings, please file the certification exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. We note in paragraph 4(d) that the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” is omitted.

Beginning with our 2010 first quarter Form 10-Q and for each Form 10-Q and Form 10-K going forward, we will revise the language in paragraph 4(d) of the certification as follows:

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting;

Thank you for your comments, and we look forward to discussing our responses with you.

Sincerely,

/s/Lori A. Walker

Lori A. Walker

cc:           Julie Kunkel, Partner, Ernst & Young LLP

                Martin Rosenbaum, Partner, Maslon Edelman Borman & Brand LLP